FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                            REPORT OF FOREIGN ISSUER

                   Pursuant to Section 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                        For the month of September, 2001


                              CERAGON NETWORKS LTD.
               ---------------------------------------------------
                 (Translation of registrant's name into English)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F    X                   Form 40-F
                              -----                           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                              No    X
                        -----                           -----

If "Yes" is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 -
                                       --------------


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                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CERAGON NETWORKS LTD.

Date: September 25, 2001                 By: /s/Shraga Katz
                                            -------------------------------
                                         Name:Shraga Katz
                                         Title: President

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                                 EXHIBIT INDEX

Exhibit Description

Press Release: Ceragon Network Names Ran Oz Chief Financial Officer, September 25, 2001